Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2020 and December 31, 2019 and for the
three months ended March 31, 2020 and 2019

1

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

2

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2020	December 31, 2019
Current Assets
Cash and cash equivalents	4	$2,049	$1,986
Financial assets	5	1,071	1,148
Accounts and other receivable, net	6	4,350	4,808
Inventory, net	7	3,484	3,490
Other assets	8, 10	1,356	1,363
		12,310	12,795
Financial assets	5	4,517	5,095
Accounts and other receivable, net	6	692	823
Other assets	10	439	429
Property, plant and equipment	11	13,429	13,892
Deferred income tax assets		757	667
Intangible assets	12	10,840	11,559
Equity accounted investments	14	1,635	1,273
Goodwill	13	4,800	5,218
		$49,419	$51,751
Liabilities and equity
Current Liabilities
Accounts payable and other	15	$9,158	$9,881
Non-recourse borrowings in subsidiaries of the partnership	17	1,175	1,143
		10,333	11,024
Accounts payable and other	15	6,494	6,615
Non-recourse borrowings in subsidiaries of the partnership	17	21,605	21,256
Corporate borrowings	17	283	—
Deferred income tax liabilities		1,650	1,803
		$40,365	$40,698
Equity
Limited partners	20	$1,718	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset	20	1,343	1,676
Interest of others in operating subsidiaries		5,993	7,261
		9,054	11,053
		$49,419	$51,751

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

3

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2020	2019
Revenues	23, 24	$10,146	$9,201
Direct operating costs	22	(8,901)	(8,193)
General and administrative expenses	24	(244)	(178)
Depreciation and amortization expense	24	(538)	(311)
Interest income (expense), net	24	(364)	(184)
Equity accounted income (loss), net	14	(9)	7
Impairment expense, net	11	(113)	—
Gain (loss) on acquisitions/dispositions, net	9	183	(2)
Other income (expenses), net		(217)	(90)
Income (loss) before income tax		(57)	250
Income tax (expense) recovery
Current		(75)	(30)
Deferred		98	(19)
Net income (loss)		$(34)	$201
Attributable to:
Limited partners		$(67)	$32
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(59)	30
Special Limited Partners	20	—	—
Interest of others in operating subsidiaries		92	139
		$(34)	$201
Basic and diluted earnings per limited partner unit	20	$(0.84)	$0.48

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

4

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2020	2019
Net income (loss)		$(34)	$201
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$8	$—
Foreign currency translation		(1,080)	16
Net investment and cash flow hedges	4	57	24
Equity accounted investment	14	(11)	—
Taxes on the above items		(13)	(7)
Reclassification to profit or loss on disposal		1	—
		(1,038)	33

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		—	4
Fair value through other comprehensive income		(175)	37
Taxes on the above item		23	—
Total other comprehensive income (loss)		(1,190)	74
Comprehensive income (loss)		$(1,224)	$275
Attributable to:
Limited partners		$(242)	$42
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(210)	39
Special Limited Partners		—	—
Interest of others in operating subsidiaries		(772)	194
		$(1,224)	$275

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

5

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$15	$7,261	$11,053
Net income (loss)	—	(67)	—	—	(67)	—	(59)	—	—	(59)	—	92	(34)
Other comprehensive income (loss)	—	—	—	(175)	(175)	—	—	—	(151)	(151)	—	(864)	(1,190)
Total comprehensive income (loss)	—	(67)	—	(175)	(242)	—	(59)	—	(151)	(210)	—	(772)	(1,224)
Contributions	—	—	—	—	—	—	—	—	—	—	—	281	281
Distributions (2)	—	(5)	—	—	(5)	—	(4)	—	—	(4)	—	(675)	(684)
Ownership change (3)	—	—	(143)	1	(142)	—	—	(120)	1	(119)	—	(102)	(363)
Unit repurchases (2)	(9)	—	—	—	(9)	—	—	—	—	—	—	—	(9)
Balance as at March 31, 2020	$2,322	$(289)	$77	$(392)	$1,718	$1,924	$(272)	$90	$(414)	$1,328	$15	$5,993	$9,054
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$15	$3,531	$6,494
Net income (loss)	—	32	—	—	32	—	30	—	—	30	—	139	201
Other comprehensive income (loss)	—	—	—	10	10	—	—	—	9	9	—	55	74
Total comprehensive income (loss)	—	32	—	10	42	—	30	—	9	39	—	194	275
Contributions	—	—	—	—	—	—	—	—	—	—	—	24	24
Distributions (2)	—	(4)	—	—	(4)	—	(4)	—	—	(4)	—	(333)	(341)
Unit repurchases (2)	(3)	—	—	—	(3)	—	—	—	—	—	—	—	(3)
Balance as at March 31, 2019	$1,763	$(209)	$205	$(176)	$1,583	$1,674	$(208)	$195	$(226)	$1,435	$15	$3,416	$6,449
____________________________________

(1)	See Note 21 for additional information.

(2)	See Note 20 for additional information on distributions and for additional information on unit repurchases.

(3)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

6

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2020	2019
Operating Activities
Net income (loss)		$(34)	$201
Adjusted for the following items:
Equity accounted earnings, net of distributions		27	1
Impairment expense, net	11	113	—
Depreciation and amortization expense		538	311
Gain on acquisitions/dispositions, net	3	(183)	2
Provisions and other items		93	91
Deferred income tax expense (recovery)		(98)	19
Changes in non-cash working capital, net	25	120	(471)
Cash from operating activities		576	154
Financing Activities
Proceeds from non-recourse subsidiary borrowings		1,611	174
Repayment of non-recourse subsidiary borrowings		(1,085)	(485)
Proceeds from corporate borrowings		283	—
Proceeds from other financing		15	—
Repayment of other financing		(22)	—
Proceeds from (repayment of) other credit facilities, net		(156)	302
Lease liability repayment		(53)	(38)
Capital provided by others who have interests in operating subsidiaries		256	24
Capital paid to others who have interests in operating subsidiaries		(36)	—
Partnership units repurchased		(9)	(3)
Distributions to limited partners and Redemption-Exchange Unitholders		(9)	(8)
Distributions to others who have interests in operating subsidiaries	20	(667)	(333)
Cash from (used in) financing activities		128	(367)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(13)	(103)
Property, plant and equipment and intangible assets		(446)	(198)
Equity accounted investments		(445)	—
Financial assets and other		(363)	—
Dispositions
Subsidiaries, net of cash disposed		165	—
Property, plant and equipment		25	6
Equity accounted investments		—	—
Financial assets and other		422	—
Net settlement of hedges		105	46
Restricted cash and deposits		65	98
Cash from (used in) investing activities		(485)	(151)
Cash
Change during the period		219	(364)
Impact of foreign exchange on cash		(156)	(1)
Net change in cash classified within assets held for sale	8	—	(44)
Balance, beginning of year		1,986	1,949
Balance, end of period		$2,049	$1,540

Supplemental cash flow information is presented in Note 25
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

7

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019, except for the impact of the adoption of the accounting standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s consolidated financial statements as at and for the year ended December 31, 2019. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2019, other than changes required as a result of adopting new standards as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership’s Board of Directors and authorized for issue on May 8, 2020.
(i)    Critical accounting judgments and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there have been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and property, plant and equipment needed to be reevaluated for impairment as of March 31, 2020.  The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers.  Based on its assessments, no additional impairments were required as at March 31, 2020.  The partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

8

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

(b)	New accounting policies adopted
(i)     Definition of material
In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.

(c)	Future changes in accounting policies
(i)     Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts (“IFRS 4”). In March 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:

•	a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;

•	the effect of the time value of money;

•	a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and

•	a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)	Acquisitions completed in the three months ended March 31, 2020
There were no significant acquisitions for the three months ended March 31, 2020.

(b)	Acquisitions completed in 2019
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:

9

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total (1)
Cash	$2,024	$7	$3,651	$5,682
Non-cash consideration	15	1	—	16
Total consideration (2)	$2,039	$8	$3,651	$5,698

(US$ MILLIONS)
Cash and cash equivalents	$319	$—	$11	$330
Accounts and other receivable, net	297	2	1,129	1,428
Inventory, net	41	—	1,775	1,816
Assets held for sale	6	—	—	6
Equity accounted investments	9	—	838	847
Property, plant and equipment	3,030	3	3,582	6,615
Intangible assets	542	—	6,420	6,962
Goodwill (3)	1,567	12	1,775	3,354
Deferred income tax assets	136	—	179	315
Financial assets	4,735	—	27	4,762
Other assets	48	—	347	395
Acquisition gain	(4)	—	—	(4)
Accounts payable and other	(2,732)	(1)	(1,998)	(4,731)
Borrowings	(709)	—	—	(709)
Deferred income tax liabilities	(152)	—	(959)	(1,111)
Net assets acquired before non-controlling interests	7,133	16	13,126	20,275
Non-controlling interests (4) (5)	(5,094)	(8)	(9,475)	(14,577)
Net assets acquired	$2,039	$8	$3,651	$5,698
____________________________________

(1)
The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.  Due to ongoing negotiations with the seller, adjustments to a purchase price allocation within our industrials segment resulted in a decrease to consideration of $113 million with a corresponding reduction to goodwill and deferred income tax.

(2)	Excludes consideration attributable to non-controlling interests, which represents the interest of others in operating subsidiaries.

(3)	Adjustments to purchase price allocations within our business services segment and industrials segment resulted in an increase to goodwill of $93 million and $40 million, respectively.

(4)	Non-controlling interests recognized on business combination were measured at fair value for business services, industrials and infrastructure services.

(5)
Non-controlling interests recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for mortgage insurance services in our business services segment.

Business Services
Genworth MI Canada Inc. (“Genworth”)
On December 12, 2019, together with institutional partners, the partnership acquired Genworth, a Canadian based mortgage insurance company. The partnership’s economic interest prior to syndication to institutional partners was 31% and was acquired for consideration of $854 million. The partnership has a 57% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
On acquisition, a bargain purchase gain of $4 million was recognized. Intangible assets of $243 million were acquired, primarily comprised of the value of insurance contracts in force as at the date of acquisition.

10

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

The partnership’s results from operations for the year ended December 31, 2019 includes $10 million of revenue and $9 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $207 million and net income of $98 million attributable to the partnership for the year ended December 31, 2019.
Healthscope Limited (“Healthscope”)
On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals and provides pathology services. The partnership’s economic interest prior to syndication to institutional partners was 28% and was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,543 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $286 million were acquired, primarily comprised of customer contracts.
The partnership’s results from operations for the year ended December 31, 2019 includes $297 million of revenue and $7 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $453 million and net loss of $23 million attributable to the partnership for the year ended December 31, 2019.
Ouro Verde Locação e Seviços S.A. (“Ouro Verde”)
On July 8, 2019, the partnership, together with institutional partners, acquired Ouro Verde, a Brazilian heavy equipment and light fleet vehicle management company. The partnership’s economic interest prior to syndication to institutional partners was 38% and was acquired for total consideration of $16 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Others
On August 20, 2019, the partnership, through its road fuel storage and distribution business, completed an acquisition for consideration of $12 million, acquiring the remaining ownership interests in a terminal storage operator in which it previously had an equity interest. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Industrials
Clarios
On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership’s economic interest prior to syndication to institutional partners was 29% and was acquired for consideration of $3,652 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $41 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,775 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,420 million were acquired, primarily comprised of customer relationships, patented technology, and trademarks.
The partnership’s results from operations for the year ended December 31, 2019 includes $1,668 million of revenue and $89 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $2,414 million and net loss of $21 million attributable to the partnership for the year ended December 31, 2019.

11

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles, or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value in the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.
The following table provides the details of financial instruments and their associated classifications as at March 31, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,049	$2,049
Accounts and other receivable, net (current and non-current)	—	—	5,042	5,042
Other assets (current and non-current) (1)	—	—	514	514
Financial assets (current and non-current) (2)	685	4,405	498	5,588
Total	$685	$4,405	$8,103	$13,193
Financial liabilities
Accounts payable and other (current and non-current) (3)	$549	$393	$8,275	$9,217
Borrowings (current and non-current)	—	—	23,063	23,063
Total	$549	$393	$31,338	$32,280
____________________________________

(1)	Excludes prepayments and other assets of $1,281 million.

(2)	Refer to Hedging Activities in Note 4(a) below.

(3)
Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $6,435 million.

Included in cash and cash equivalents as at March 31, 2020 is $1,722 million of cash (December 31, 2019: $1,570 million) and $327 million of cash equivalents (December 31, 2019: $416 million) which includes $nil on deposit with Brookfield (December 31, 2019: $4 million), as described in Note 18.
The fair value of all financial assets and liabilities as at March 31, 2020 were consistent with carrying value, with the exception of the borrowings at Altera Infrastructure L.P. (“Altera”), formerly referred to as Teekay Offshore, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,782 million (December 31, 2019: $2,787 million) versus a carrying value $2,711 million (December 31, 2019: $2,767 million).
Included in financial assets as at March 31, 2020 is $383 million (December 31, 2019: $264 million) of equity instruments designated as measured at fair value through other comprehensive income.

12

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,986	$1,986
Accounts and other receivable, net (current and non-current)	—	—	5,631	5,631
Other assets (current and non-current) (1)	—	—	577	577
Financial assets (current and non-current) (2)	883	4,612	748	6,243
Total	$883	$4,612	$8,942	$14,437
Financial liabilities
Accounts payable and other (3) (4)	$385	$159	$9,039	$9,583
Borrowings (current and non-current)	—	—	22,399	22,399
Total	$385	$159	$31,438	$31,982
____________________________________

(1)	Excludes prepayments, subrogation recoverable and other assets of $1,215 million.

(2)	Refer to Hedging Activities in Note 4(a) below.

(3)	Total financial assets include $3,832 million of assets pledged as collateral.

(4)
Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $6,913 million.

(a)	Hedging activities

Net Investment Hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2020, pre-tax net gain of $319 million (March 31, 2019: pre-tax net loss of $14 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2020, there was a derivative asset balance of $117 million (December 31, 2019: $13 million) and derivative liability balance of $10 million (December 31, 2019: $35 million) relating to derivative contracts designated as net investment hedges.
Cash Flow Hedges
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2020, pre-tax net loss of $262 million (March 31, 2019: pre-tax net gains of $38 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2020, there was a derivative asset balance of $31 million (December 31, 2019: $22 million) and derivative liability balance of $383 million (December 31, 2019: $123 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
Fair value hierarchical levels - financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $252 million (December 31, 2019: $287 million) of financial assets and $21 million (December 31, 2019: $36 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates of what market participants would use in pricing the asset or liability at the measurement date.

13

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

There were no transfers between levels during the three months ended March 31, 2020. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2020 and December 31, 2019:

	March 31, 2020			December 31, 2019
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$294	$—	$—	$255	$—	$—
Corporate and government bonds	—	3,496	—	—	3,914	—
Derivative assets	41	349	—	4	234	—
Other financial assets (1)	280	378	252	401	400	287
Total	$615	$4,223	$252	$660	$4,548	$287
Financial liabilities
Derivative liabilities	$14	$907	$—	$18	$489	$—
Other financial liabilities	—	—	21	—	—	36
Total	$14	$907	$21	$18	$489	$36
____________________________________

(1)
Other financial assets include secured debentures to homebuilding companies, asset-backed securities and preferred shares in our business services segment. Level 1 other financial assets are primarily preferred shares. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures to homebuilding companies.

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Balance at beginning of year	$251	$230
Fair value change recorded in net income	(5)	8
Fair value change recorded in other comprehensive income	(13)	—
Net additions (disposals)	(2)	13
Balance at end of period	$231	$251

(b)	Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at March 31, 2020, $59 million gross, of financial assets (December 31, 2019: $1 million) and $56 million gross, of financial liabilities (December 31, 2019: $3 million) were offset in the unaudited interim condensed consolidated statements of financial position.

14

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Current
Marketable securities	$652	$734
Restricted cash	105	172
Derivative contracts	242	176
Loans and notes receivable	72	66
Total current	$1,071	$1,148
Non-current
Marketable securities	$3,138	$3,435
Restricted cash	199	201
Derivative contracts	148	62
Loans and notes receivable	122	309
Other financial assets (1)	910	1,088
Total non-current	$4,517	$5,095
____________________________________

(1)	Other financial assets include secured debentures to homebuilding companies, asset-backed securities and preferred shares in our business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLES, NET

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Current, net	$4,350	$4,808
Non-current, net
Accounts receivable	80	40
Retainer on customer contract	107	102
Billing rights	505	681
Total Non-current, net	$692	$823
Total	$5,042	$5,631
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The construction services business has a retention balance which comprises amounts that have been earned but held back until certain conditions specified in the contract are satisfied.

15

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Raw materials and consumables (1)	$1,078	$941
Fuel products (2)	396	688
Work in progress	829	674
RTFO certificates (3)	250	342
Finished goods and other (4)	931	845
Carrying amount of inventories	$3,484	$3,490
____________________________________

(1)	Raw materials and consumables are mainly composed of raw materials in the industrials segment.

(2)	Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(3)
Renewable Fuel Transport Obligations (“RTFO”) certificates held for trading as at March 31, 2020 have a fair value of $5 million (December 31, 2019: $66 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(4)	Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8.    ASSETS HELD FOR SALE
As at March 31, 2020, the partnership had assets held for sale of $42 million and liabilities held for sale of $15 million. The balance consisted primarily of vessels held for sale at Altera and assets and liabilities at our infrastructure support products manufacturing operation classified as held for sale.
As at December 31, 2019, the partnership had assets held for sale of $139 million and liabilities held for sale of $94 million. The balance consisted primarily of assets and liabilities from our cold storage logistics business in our business services segment classified as held for sale. The sale of our cold storage logistics business closed on January 2, 2020. Refer to Note 9 for further details.
NOTE 9.    DISPOSITIONS
For the three month period ended March 31, 2020, the partnership recognized a net gain on dispositions of $183 million (March 31, 2019: loss of $2 million).
The gain recognized in the three month period ended March 31, 2020 is primarily related to the partnership’s sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.

16

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 10.    OTHER ASSETS

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Current
Work in progress (1)	$444	$505
Prepayments and other assets	870	719
Assets held for sale (2)	42	139
Total current	$1,356	$1,363
Non-current
Work in progress (1)	$70	$72
Prepayments and other assets	369	357
Total non-current	$439	$429
____________________________________

(1)	See Note 16 for additional information.

(2)	See Note 8 for additional information.
NOTE 11.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Gross Carrying Amount
Beginning Balance	$16,502	$8,415
Additions (1)	724	1,529
Dispositions	(70)	(772)
Acquisitions through business combinations (2)	16	6,577
Assets reclassified as held for sale (3)	(15)	(332)
Changes in accounting policy	—	978
Foreign currency translation	(762)	107
Ending Balance	$16,395	$16,502
Accumulated Depreciation and Impairment
Beginning Balance	$(2,610)	$(1,468)
Depreciation/depletion/impairment expense (4)	(492)	(1,407)
Dispositions	16	263
Assets reclassified as held for sale (3)	3	62
Foreign currency translation	117	(60)
Ending Balance	$(2,966)	$(2,610)
Net Book Value (5)	$13,429	$13,892
____________________________________

(1)	Includes assets acquired in a common control transaction. See Note 18 for additional information.

(2)	See Note 3 for additional information.

(3)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.

(4)
Includes an impairment expense resulting primarily from a write-down of certain vessels within Altera due to changes in underlying assumptions such as the impact of contract modifications, changes in lay-up cost estimates, expected values on the sale of vessels, revenue forecasts, and vessel re-contracting.

(5)	Includes right-of-use assets of $1,235 million as at March 31, 2020.

17

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 12.    INTANGIBLE ASSETS

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Gross Carrying Amount
Beginning Balance	$12,504	$6,001
Additions (1)	101	231
Dispositions	(1)	(32)
Acquisitions through business combinations (2)	7	6,816
Assets reclassified as held for sale (3)	—	(436)
Foreign currency translation	(708)	(76)
Ending Balance	$11,903	$12,504
Accumulated Amortization and Impairment
Beginning Balance	$(945)	$(478)
Amortization/impairment expense	(190)	(582)
Dispositions	1	22
Assets reclassified as held for sale (3)	—	97
Foreign currency translation	71	(4)
Ending Balance	$(1,063)	$(945)
Net Book Value	$10,840	$11,559
____________________________________

(1)	Includes assets acquired in a common control transaction. See Note 18 for additional information.

(2)	See Note 3 for additional information.

(3)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
NOTE 13.    GOODWILL

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Balance at beginning of period	$5,218	$2,411
Acquisitions through business combinations (1)	(124)	3,444
Impairment losses	—	(418)
Dispositions	—	(21)
Assets reclassified as held for sale (2)	—	(212)
Foreign currency translation	(294)	14
Balance at end of period	$4,800	$5,218
____________________________________

(1)	See Note 3, Acquisitions completed in 2019, for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.

18

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 14.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Balance at beginning of year	$1,273	$541
Acquisitions through business combinations (1)	—	847
Additions	445	25
Dispositions (2)	—	(162)
Share of net income	(9)	114
Share of other comprehensive income (loss)	(11)	—
Distributions received	(18)	(62)
Foreign currency translation	(45)	(30)
Balance at end of period	$1,635	$1,273
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes derecognition of an equity accounted investment within Greenergy that was consolidated in 2019.
On January 31, 2020, the partnership completed the acquisition of a 17% economic interest in Brand Industrial Holdings Inc. (“BrandSafway”) for consideration of $445 million. The partnership has joint control over BrandSafway and has accounted for its investment as an equity accounted investment.

NOTE 15.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Current
Accounts payable	$2,749	$2,919
Accrued and other liabilities (1) (2)	3,484	3,978
Lease liability	232	224
Financial liabilities	526	327
Unearned premiums reserve	439	482
Work in progress (3)	1,346	1,415
Provisions and decommissioning liabilities	367	442
Liabilities held for sale	15	94
Total current	$9,158	$9,881
Non-current
Accounts payable	$117	$116
Accrued and other liabilities (2)	1,076	1,110
Lease liability	1,066	1,109
Financial liabilities	2,021	2,048
Unearned premiums reserve	1,022	1,143
Work in progress (3)	52	60
Provisions and decommissioning liabilities	1,140	1,029
Total non-current	$6,494	$6,615
____________________________________

(1)	Includes bank overdrafts of $698 million as at March 31, 2020 (December 31, 2019: $921 million).

(2)	Includes post-employment benefits of $850 million ($14 million current and $836 million non-current) as at March 31, 2020.

(3)	See Note 16 for additional information.

19

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

As part of the acquisition of Healthscope in 2019, the partnership received approximately $1.7 billion as proceeds for the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability. The liability is drawn down as payments are made to the lender.
NOTE 16.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Contract costs incurred to date	$22,635	$23,041
Profit recognized to date (less recognized losses)	1,594	1,843
	24,229	24,884
Less: progress billings	(25,113)	(25,782)
Contract work in progress (liability)	$(884)	$(898)
Comprising:
Amounts due from customers - work in progress	$514	$577
Amounts due to customers - creditors	(1,398)	(1,475)
Net work in progress	$(884)	$(898)
NOTE 17.    BORROWINGS

(a)	Corporate borrowings
The partnership has bilateral credit facilities across a diverse group of global banks with an aggregate borrowing capacity of $1,575 million. Advances under the facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars, and advances bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities are used for general corporate purposes. As at March 31, 2020, $283 million was drawn on the credit facilities and the partnership was in compliance with all covenants.
As at March 31, 2020, the partnership also has a revolving credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. As at March 31, 2020, the credit facility remains undrawn.

(b)	Non-recourse subsidiary borrowings of the partnership
Total current and non-current borrowings as at March 31, 2020 were $22,780 million (December 31, 2019: $22,399 million). The increase of $381 million compared to December 31, 2019 is primarily due to the consolidation of Cardone Industries, Inc. (“Cardone”) during the quarter and increased borrowings at Genworth, combined with an increase in short term borrowings at Westinghouse. The increase is partially offset by foreign exchange movements at BRK Ambiental and Healthscope.
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios.
Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities.

20

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 18.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at March 31, 2020, $nil (December 31, 2019: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2020, the amount of the deposit was $nil (December 31, 2019: $4 million) and was included in cash and cash equivalents. For the three months ended March 31, 2020, the partnership earned interest income of $nil (March 31, 2019: $3 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three months ended March 31, 2020 was $16 million (March 31, 2019: $12 million).
In its capacity as the holder of the special limited partnership units (“Special LP units”) of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2020 was $nil (March 31, 2019: $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
On February 5, 2020, the partnership entered into a voting agreement with a Brookfield subsidiary who had the power to direct the relevant activities of Cardone. The partnership consolidated Cardone commencing February 5, 2020. This transaction was accounted for as a common control transaction where the partnership recognized Cardone’s assets and liabilities at their carrying values. The assets, liabilities, and deficit in shareholder’s equity recognized on February 5, 2020 were $609 million, $910 million, and $301 million, respectively. The liabilities included $224 million of loans between Cardone and the partnership which eliminated upon consolidation. The partnership did not pay any consideration nor incur any expenses related to this transaction.
(b)Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended
(US$ MILLIONS)	March 31, 2020	March 31, 2019
Transactions during the period
Business services revenues (1)	$120	$91
____________________________________

(1)	Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Balances at end of period
Financial assets	$—	$174
Accounts and other receivable, net	$83	$36
Accounts payable and other	$337	$210

21

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 19.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk, currency risk, interest rate risk, commodity risk and other price risks. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate amount of the partnership derivatives financial instrument position is as follows:

	March 31, 2020		December 31, 2019
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$224	$153	$59	$96
Cross Currency Swaps	—	32	1	7
Interest Rate Derivatives	70	595	52	274
Equity Derivatives	16	9	2	—
Commodities Contracts	80	132	124	130
Total	$390	$921	$238	$507

Total Current	$242	$428	$176	$213
Total Non-current	$148	$493	$62	$294
NOTE 20.    EQUITY
For the three months ended March 31, 2020, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $9 million or approximately $0.0625 per partnership unit (March 31, 2019: $8 million). For the three months ended March 31, 2020, the partnership distributed to others who have interests in the operating subsidiaries $675 million (March 31, 2019: $333 million) primarily resulting from the distributions of proceeds on the sale of our cold storage logistics business, and distributions received from Genworth and Westinghouse.
During the three month period ended March 31, 2020, the partnership repurchased and canceled 382,920 limited partnership units for $9 million (March 31, 2019: 89,027 for $3 million).

(a)	Earnings per limited partner unit
Net loss attributable to limited partnership unitholders for the three months ended March 31, 2020 was $67 million (March 31, 2019: net income of $32 million). The weighted average number of limited partnership units was 81 million for the three months ended March 31, 2020 (March 31, 2019: 66 million).

(b)	Incentive distribution to Special LP units
In its capacity as the holder of the Special LP units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the three months ended March 31, 2020, the volume weighted average price per unit was $34.89, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the three months ended March 31, 2020 (March 31, 2019: $nil).

(c)	General and limited partnership units

UNITS	General Partner Units	Limited Partnership Units	Total
Balance as at January 1, 2020	4	80,890,655	80,890,659
Repurchased and canceled	—	(382,920)	(382,920)
Balance as at March 31, 2020	4	80,507,735	80,507,739

22

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

(d)	Redemption-exchange units held by Brookfield

UNITS	Redemption Exchange Units held by Brookfield
Balance as at January 1, 2020	69,705,497
Repurchased and canceled	—
Balance as at March 31, 2020	69,705,497
NOTE 21.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	(179)	(19)	23	(175)
Ownership changes	—	1	—	1
Balance as at March 31, 2020	$(348)	$(7)	$(37)	$(392)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	4	5	1	10
Balance as at March 31, 2019	$(178)	$14	$(12)	$(176)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	(155)	(16)	20	(151)
Ownership changes	—	1	—	1
Balance as at March 31, 2020	$(376)	$(6)	$(32)	$(414)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

23

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	3	4	2	9
Balance as at March 31, 2019	$(229)	$11	$(8)	$(226)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
NOTE 22.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 18. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the three months ended March 31, 2020, and March 31, 2019 by nature:

	Three Months Ended
(US$ MILLIONS)	March 31, 2020	March 31, 2019
Cost of sales	$7,733	$7,316
Compensation	1,158	856
Property taxes, sales taxes and other	10	21
Total	$8,901	$8,193
Inventories recognized as cost of sales during the three month period ended March 31, 2020 amounted to $6,109 million (March 31, 2019: $4,605 million).
NOTE 23.    REVENUES

(a)	Revenue by type
The table below summarizes our segment revenue by type of revenue for the three months ended March 31, 2020:

	Three Months Ended March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$6,340	$1,002	$2,445	$—	$9,787
Other revenue	189	168	2	—	359
Total revenue	$6,529	$1,170	$2,447	$—	$10,146

(b)	Timing of recognition of revenue from contracts with customers
The table below summarizes our segment revenue by timing of revenue recognition for the total revenue from contracts with customers for the three months ended March 31, 2020:

24

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

	Three Months Ended March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$5,336	$395	$2,405	$—	$8,136
Services transferred over a period of time	1,004	607	40	—	1,651
Total revenue from contracts with customers	$6,340	$1,002	$2,445	$—	$9,787
NOTE 24.    SEGMENT INFORMATION
Our operations are organized into four operating segments which are regularly reviewed by our Chief Operating Decision Maker (the “CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, which is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items (“Company FFO”), and Company FFO excluding the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments (“Company EBITDA”).

25

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

	Three Months Ended March 31, 2020
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$6,529	$1,170	$2,447	$—	$10,146
Direct operating costs	(6,258)	(808)	(1,833)	(2)	(8,901)
General and administrative expenses	(91)	(38)	(91)	(24)	(244)
Equity accounted Company EBITDA (3)	11	35	26	—	72
Company EBITDA attributable to others (4)	(172)	(203)	(404)	—	(779)
Company EBITDA (1)	19	156	145	(26)	294
Gain (loss) on acquisitions / dispositions, net	186	—	(3)	—	183
Other income (expenses), net (5)	6	(6)	—	—	—
Interest income (expense), net	(58)	(89)	(223)	6	(364)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(2)	(8)	(4)	—	(14)
Current income taxes	(19)	(2)	(65)	11	(75)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(90)	53	207	—	170
Company FFO (1)	42	104	57	(9)	194
Depreciation and amortization expense (2)					(538)
Impairment expense, net					(113)
Other income (expense), net (5)					(217)
Deferred income taxes					98
Non-cash items attributable to equity accounted investments (3)					(67)
Non-cash items attributable to others (4)					517
Net income (loss) attributable to unitholders (1)					$(126)
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended March 31, 2020, depreciation and amortization by segment is as follows: business services $110 million, infrastructure services $165 million, industrials $263 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted loss of $9 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $92 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $217 million as per the unaudited interim condensed consolidated statements of operating results.

26

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

	Three Months Ended March 31, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$6,935	$1,289	$977	$—	$9,201
Direct operating costs	(6,778)	(892)	(521)	(2)	(8,193)
General and administrative expenses	(67)	(34)	(58)	(19)	(178)
Equity accounted Company EBITDA (3)	8	21	4	—	33
Company EBITDA attributable to others (4)	(53)	(249)	(295)	—	(597)
Company EBITDA (1)	45	135	107	(21)	266
Gain (loss) on acquisitions / dispositions, net	—	—	(2)	—	(2)
Other income (expenses), net (5)	—	(4)	2	—	(2)
Interest income (expense), net	(20)	(101)	(69)	6	(184)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(1)	(3)	(1)	—	(5)
Current income taxes	(10)	9	(34)	5	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	18	66	78	—	162
Company FFO (1)	32	102	81	(10)	205
Depreciation and amortization expense (2)					(311)
Other income (expense), net (5)					(88)
Deferred income taxes					(19)
Non-cash items attributable to equity accounted investments (3)					(21)
Non-cash items attributable to others (4)					296
Net income (loss) attributable to unitholders (1)					$62
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended March 31, 2019, depreciation and amortization by segment is as follows: business services $57 million, infrastructure services $169 million, industrials $85 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $7 million as per the unaudited interim condensed consolidated statements of operating results.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $139 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $90 million as per the unaudited interim condensed consolidated statements of operating results.

27

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership’s assets by reportable operating segment as at March 31, 2020 and December 31, 2019:

	As at March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$16,123	$10,897	$22,333	$66	$49,419

	As at December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$18,132	$10,619	$22,742	$258	$51,751
Revenues from Contracts with Customers
The table below summarize our segment revenue by geography for IFRS 15 revenues for the three months ended March 31, 2020:

	Three Months Ended March 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$4,257	$75	$47	$—	$4,379
United States of America	1	546	887	—	1,434
Europe	262	229	719	—	1,210
Australia	987	4	11	—	1,002
Canada	494	19	128	—	641
Other	196	106	255	—	557
Brazil	143	23	206	—	372
Mexico	—	—	192	—	192
Total IFRS 15 revenues	$6,340	$1,002	$2,445	$—	$9,787
Other non IFRS 15 revenues	$189	$168	$2	$—	$359
Total revenues	$6,529	$1,170	$2,447	$—	$10,146
NOTE 25.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
(US$ MILLIONS)	March 31, 2020	March 31, 2019
Interest paid	$236	$186
Income taxes paid	$86	$73
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.

28

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended
(US$ MILLIONS)	March 31, 2020	March 31, 2019
Accounts receivable	$380	$(15)
Inventory	190	22
Prepayments and other	(3)	(26)
Accounts payable and other	(447)	(452)
Changes in non-cash working capital, net	$120	$(471)
NOTE 26.    INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its mortgage insurance business:

(a)	Premiums and unearned premiums reserve
The following table presents movement in unearned premium reserve:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Unearned premium reserves, beginning of the period	$1,625	$—
Acquisitions through business combinations	—	1,603
Premiums written during the period	85	26
Premiums earned during the period	(127)	(28)
Foreign currency translation	(122)	24
Unearned premium reserves, end of the period	$1,461	$1,625

(b)	Losses on claims and loss reserves
Loss reserves comprise of the following:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Case reserves	$66	$69
Incurred but not reported reserves	25	30
Discounting	(1)	(1)
Provisions for adverse deviation	6	7
Total loss reserves	$96	$105
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Loss reserves, beginning of the period	$105	$—
Acquisitions through business combinations	—	104
Claims paid during the period	(20)	(5)
Losses on claims related to the current period	19	5
Foreign currency translation	(8)	1
Loss reserves, end	$96	$105

29

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three months ended
March 31, 2020 and 2019

NOTE 27.    SUBSEQUENT EVENTS

(a)	Distribution
On May 5, 2020, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2020 to unitholders of record as at the close of business on May 29, 2020.

30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of our financial condition and results of operation, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at March 31, 2020 and December 31, 2019, and results of operations for the three months ended March 31, 2020 and 2019. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020 and March 31, 2019, or the interim financial statements. This MD&A was prepared as of May 8, 2020. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements, particularly in light of the COVID-19 pandemic (as described below).
Cautionary Statement Regarding Forward-looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements and information include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	our financial condition and liquidity;

•	market volatility and the market price of our LP Units;

•
changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions including as a result of the ongoing and developing pandemic of a novel strain of coronavirus, COVID-19 (“COVID-19”);

•	the behavior of financial markets, including fluctuations in interest and foreign exchange rates;

•	adverse conditions in the global equity, capital and credit markets;

•	the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;

•	strategic actions, including acquisitions and dispositions;

•	the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	the effective integration of acquisitions into our existing operations;

•	the cyclical nature of most of our operations;

•	actions of competitors;

•	risks commonly associated with a separation of economic interest from control;

•	the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•
technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;

•	changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;

•	changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);

•	the effect of applying future accounting changes;

•	failure to maintain effective internal controls;

•	governmental investigations;

•	pending or threatened litigation;

•	changes in tax laws;

•	ability to collect amounts owed;

•	ability to obtain adequate insurance at commercially reasonable rates;

•	possible environmental liabilities and other contingent liabilities, including those related to climate change;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics;

•	the possible impact of international conflicts and other developments including terrorist acts;

•	risks relating to our reliance on technology, including cyberterrorism;

•	the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and

•	other risks and factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading “Risk Factors”.
In addition, our future results may be impacted by COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in this MD&A.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

These risk factors and others are discussed in detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of COVID-19. These forward-looking statements and information are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading “Risk Factors”.
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield’s Class A and B limited voting shares (the “spin-off”). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield and received $250 million in cash from Brookfield. In consideration, Brookfield received at the same time (i) approximately 55% of our limited partnership units, or LP Units, and 100% of our general partnership units, or GP Units, (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of the Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at March 31, 2020, Brookfield holds an approximate 63% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as “unitholders”. The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield’s carrying values prior to the spin-off.
Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2019 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€”, and Canadian Dollars are identified as “C$”.

Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, and Brazil. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.
Business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate services and construction services, entertainment, and other businesses;

ii.
Infrastructure services, which includes a global provider of services to the power generation industry, a service provider to the offshore oil production industry, and a global provider of access, forming and shoring solutions and specialized services;

iii.
Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of other industrial operations; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown by operating segment of total assets of $49,419 million as at March 31, 2020 and of total revenues of $10,146 million for the three months ended March 31, 2020.

Operating Segments	Assets	Revenue
	As at March 31, 2020	Three Months Ended March 31, 2020
(US$ MILLIONS)
Business services	$16,123	$6,529
Infrastructure services	10,897	1,170
Industrials	22,333	2,447
Corporate and other	66	—
Total	$49,419	$10,146

Region	Assets	Revenue
	As at March 31, 2020	Three Months Ended March 31, 2020
(US$ MILLIONS)
United Kingdom	$3,899	$4,387
Canada	7,295	825
Australia	5,145	1,003
Brazil	4,415	432
United States of America	11,914	1,436
Mexico	2,864	192
Europe	9,673	1,299
Other	4,214	572
Total	$49,419	$10,146

Business Services
Our business services segment consists of (i) residential mortgage insurance services, (ii) healthcare services, (iii) road fuel distribution and marketing, (iv) real estate services and construction services, (v) entertainment, and (vi) other businesses.
Our mortgage insurance services business, Genworth MI Canada Inc. (“Genworth”), is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value exceeds 80%. Our mortgage insurance business plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Genworth has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. Genworth underwrites mortgage insurance for residential properties in all provinces and territories of Canada and has the leading market share among private-sector mortgage insurers.
The revenues in our mortgage insurance business consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains (losses) on the separate investment portfolio within our mortgage insurance business.
Our Australian healthcare services business, Healthscope Limited (“Healthscope”), is the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand. Healthscope operates 43 private hospitals across every state in Australia and owns 24 pathology laboratories and 145 collection centers across New Zealand. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease.
The majority of our revenue from Healthscope is generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. This revenue is generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuel storage and distribution business, Greenergy Fuels Holding Limited (“Greenergy”) is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K., which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our road fuel marketing business includes 235 retail gas stations and associated convenience kiosks in Canada. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program. In February 2020, Greenergy announced its merger with our fuel marketing business to create a single fuel distribution and fuel marketing platform. Following this transaction, our economic ownership interest in the merged businesses, referred to as Greenergy, increased to 18%.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. We primarily operate in Australia and Europe across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and may be impacted by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

Our entertainment business, in partnership with a leading Canadian operator, owns and operates three entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Brazilian fleet management business, Ouro Verde Locação e Seviços S.A (“Ouro Verde”), is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services. Ouro Verde leases assets across Brazil, including trucks, trailers, tractors, harvesters and light vehicles, owns a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, original equipment manufacturers, or OEMs, and dealerships. The business has a diversified base of Brazilian and global corporate clients and has been able to sustain high contract renewal rates with its high-quality clients.
Our financial advisory services business provides merger and acquisition advisory, debt placement, project finance, asset brokerage and structured transaction services with expertise in real assets, particularly property, power and infrastructure.
We are a provider of high speed fixed wireless broadband in rural Ireland through our wireless broadband business, Imagine Communications Group Limited (“Imagine”). Imagine is the leading company which has acquired spectrum in Ireland’s recent 3.6GHz auction which is focused on fixed wireless access.
Infrastructure Services
Our infrastructure services segment comprises (i) a global provider of infrastructure services to the power generation industry, (ii) a services provider to the offshore oil production industry, and (iii) a global provider of access, forming and shoring solutions and specialized services.
Westinghouse Electric Company (“Westinghouse”) is one of the world’s leading suppliers of infrastructure services to the power generation industry and generates a significant majority of its earnings from regularly recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly skilled workforce with know-how across a range of technologies and world-class capabilities. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse’s products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.
The majority of profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants.
Our services provider to the offshore oil production industry, Altera Infrastructure L.P. (“Altera”), formerly referred to as Teekay Offshore, is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Altera operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs), and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.

As a fee-based business focused on critical services, Altera has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenue. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts.
On January 22, 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Altera for an aggregate investment of $165 million. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. We funded approximately $75 million of the transaction which increased our ownership interest in Altera to 43%.
On January 31, 2020, together with institutional partners, we closed our acquisition of a 49% ownership interest in Brand Industrial Holdings Inc. (“BrandSafway”), for a purchase price of approximately $1.3 billion. BrandSafway is a leading global provider of work access, specialty craft services, and forming and shoring solutions to the industrial, commercial and infrastructure markets. Our share of the equity investment was approximately $445 million, for an approximate 17% ownership interest. A portion of our investment may be syndicated to institutional investors.
BrandSafway is the largest provider of scaffolding and related services to the industrial and commercial markets in North America and services over 30,000 customers in 30 countries worldwide. BrandSafway’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. The recurring nature of BrandSafway’s services derived from the ongoing maintenance requirements of its global customers allows for the business to generate consistent free cash flows on a substantial portion of its business.
In our infrastructure services segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment comprises (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of other industrial operations.
Clarios Global LP (“Clarios”) is a global market leader in automotive batteries and has approximately 16,000 employees around the world with a footprint that consists of 56 manufacturing, recycling and distribution centers servicing a global customer base in over 150 countries. The business manufactures and distributes over 150 million batteries per year and derives more than 75% of its profitability from aftermarket replacement demand.
Clarios batteries power both internal combustion engine and electric vehicles and include the world’s most recognized battery brands based on aided brand awareness studies in regions where it operates. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Clarios distributes products primarily to original equipment manufacturers, or OEMs, and aftermarket retailers. Approximately 25% of the unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. Approximately 75% of the unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.
GrafTech International Ltd. (“GrafTech”), is our manufacturer of a broad range of high-quality graphite electrodes. A significant portion of our sales are tied to the steel production industry. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals. Our graphite electrodes are consumed in the electric arc furnaces, or EAF, steel melting process, the steel making technology used by all mini-mills. We also manufacture petroleum needle coke, which is the key material in the production of graphite electrodes.

We purchase other raw materials from a variety of sources and believe that the quality and cost of our raw materials on the whole is competitive with those available to our competitors. Our needle coke production allows us to be the only substantially vertically integrated graphite electrode manufacturer. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.
BRK Ambiental is the largest private water company in Brazil and provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our Canadian natural gas properties produce approximately 42,500 barrels of oil equivalent per day, or BOE/d. Our coal-bed methane, or CBM, properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an effect on the natural gas operation’s financial condition.
Our well servicing and contract drilling operations are primarily located in the Western Canadian Sedimentary Basin, or WCSB, with two drilling rigs operating in the United States (Wyoming and North Dakota). Our contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. We experience seasonality in this business based on weather conditions and are impacted by the cyclical nature of the oil and gas sector. Volatility of commodity prices and changes in capital and operating budgets of upstream oil and gas companies impact the level of drilling and servicing activity.
Our industrial mining operations comprise the operation and development of a limestone mine located in the heart of the Athabasca oil sands region. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, damns, water systems and other critical infrastructure. The limestone quarry has 575.2 million tons of proven mineral reserves and 756.3 million tons of proven and probable mineral reserves. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Schoeller Allibert Group B.V. (“Schoeller Allibert”) is a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
On February 5, 2020, we consolidated our investment in Cardone Industries, Inc. (“Cardone”), which was previously accounted for as a financial asset. Cardone is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since December 31, 2019:
On January 2, 2020, together with institutional partners, we closed the sale of Nova Cold Logistics ULC, our Canadian cold storage owner, operator and logistics provider, for gross proceeds of approximately $255 million. Our share of the net proceeds from the sale was approximately $45 million, and gain recognized on the sale was approximately $42 million attributable to the partnership.

On January 22, 2020, together with institutional partners, we completed the privatization of Altera and acquired the remaining outstanding publicly held common units for an aggregate investment of $165 million. We funded approximately $75 million of the transaction, which increased our ownership interest in Altera to 43%. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company.
On January 31, 2020, together with institutional partners, we closed the acquisition of a 49% ownership interest in BrandSafway for a purchase price of $1.3 billion. BrandSafway is a leading global provider of work access, specialty craft services, and forming and shoring solutions to the industrial, commercial and infrastructure markets. Our share of the equity investment was approximately $445 million, for an approximate 17% ownership interest. We may syndicate a portion of our investment to institutional investors.
On January 31, 2020, together with institutional partners, we signed an agreement to acquire a 40% interest in IndoStar Capital Finance Limited (“IndoStar”) for approximately $220 million, of which our share is expected to be approximately $75 million. IndoStar is an Indian financing company that primarily services the used commercial vehicle segment. The transaction is expected to close in the second quarter of 2020.
On February 5, 2020, we consolidated our investment in Cardone, which was previously accounted for as a financial asset. Cardone is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
On February 7, 2020, Greenergy announced its merger with our fuel marketing business to create a single fuel distribution and fuel marketing platform. Following this transaction, our economic ownership interest in the combined business, Greenergy, is 18%.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. The spread of the COVID-19 pandemic across all the regions in which we operate has altered the global economic landscape. Our companies, like most globally, are being impacted by the pandemic and related economic downturn in a variety of ways. In the current environment, our business operations team is working closely with each of our companies to assess risk and minimize operational disruption where possible.
Within our business services segment we continue to progress operational improvements at our recent acquisitions. At Healthscope, the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, the business has been impacted by the Australian government’s decision to suspend all non-critical elective surgeries and preserve hospital capacity to treat COVID-19 patients. The business has implemented operational readiness initiatives to prepare its facilities for public use. While Healthscope’s profitability is being impacted in the near-term, there is significant government support to ensure the long-term viability of the private hospital system which serves as critical social infrastructure to the healthcare sector in Australia. At Genworth, the largest private residential mortgage insurer in Canada, we continue to progress carve-out activities and during the first quarter of 2020 we continued initiatives to optimize the capital structure of the business. The business has been impacted by slowing housing activity and results could be impacted by prolonged unemployment in Canada resulting from COVID-19 pandemic which would increase mortgage delinquency rates. However, the business is very well capitalized, which should enable Genworth to manage through a longer recovery if there is a prolonged broad-based slowdown in Canadian economic activity. Our construction services business has been meaningfully impacted by the global pandemic. This business operates primarily in the U.K. and Australia and is facing significant challenges as a result of work suspensions in the U.K. and reduced levels of project productivity resulting from government mandated guidelines. The business could require additional capital to manage through near-term project related disruption. We expect the business to recover as project related activity resumes to more normal levels.
Within our infrastructure services segment, we continue to grow our portfolio. During the first quarter of 2020, we closed the acquisition of BrandSafway, a provider of work access scaffolding solutions. We are progressing with the onboarding activities while working closely with the management team to mitigate near-term operational disruption through the pandemic. At Altera, we completed the privatization of the business during the first quarter of 2020. The company took delivery of two new shuttle tankers during the first quarter of 2020 as part of its shuttle tanker renewal program. The vast majority of Altera’s annual revenue and cash flow is secured under medium-term fixed-price contracts that are largely unaffected by short-term volatility in oil prices. At Westinghouse, the business continued to see demand due to the essential nature of services that it provides to the global nuclear power industry. The business is working with governments to ensure business continuity, including access to sites and key suppliers across Asia, Europe and in the U.S. During the first quarter of 2020, Westinghouse completed the acquisition of Rolls-Royce’s Civil Nuclear Systems and Services business. We expect this acquisition to enhance Westinghouse’s technological capabilities to support delivery and development of new products and services around plant automation, monitoring systems and digital engineering services.
Within our industrials segment, at Clarios, we are progressing our plan to optimize the manufacturing operations and supply chain. During the first quarter of 2020, sales volumes were impacted by warmer weather in the U.S. and Europe, lower OEM production levels and lower aftermarket demand due to the pandemic particularly in the last few weeks of the quarter. Aftermarket battery demand has begun to recover in regions first impacted by the pandemic, including Asia, and we anticipate will recover in other regions as economic activity resumes to more normal levels. GrafTech experienced lower sales volumes during the first quarter of 2020. The majority of graphite electrode sales are contracted under take-or-pay contracts, but given steel production disruptions caused by the current pandemic, we expect a portion of sales from contracted volumes in 2020 will be deferred to future years. Looking forward, the business is prioritizing capital allocation to focus on liquidity and balance sheet flexibility.
We also continue to progress our monetization activities. During the first quarter of 2020, we sold our cold storage logistics business for proceeds of approximately $45 million attributable to the partnership. Since our initial acquisition in 2013, we executed a successful repositioning of the business focused on increasing capacity utilization, providing a best-in-class service offering and selectively expanding operations which resulted in meaningful growth in the operations.
Geographically, our strategy continues to be to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. In India, during the first quarter of 2020, together with institutional partners, we committed approximately $220 million to acquire a 40% interest in IndoStar, a financing company primarily servicing the used commercial vehicle segment. We expect to fund approximately $75 million of the equity purchase price. India is an attractive market; the ongoing Indian credit crisis which has resulted from an increase in the number of non-performing loans within state banks has depressed valuations across India’s financing sector today. We expect to close on the transaction later in the year.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth, particularly in light of COVID-19. See the “Forward-Looking Statements”, “COVID-19 Update” and “Risks and Uncertainties-Risks Associated with COVID-19 Pandemic” in this MD&A.
COVID-19 Update
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 to be a global pandemic. The partnership has been closely monitoring developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions where we operate. While safeguarding the well-being of our people and partners is our paramount concern, we remain focused on continuity plans and preparedness measures at each of our businesses. The partnership has implemented a response plan designed to maintain its operations despite the outbreak of the virus, and we continue to evaluate and assess further actions. The partnership has a diversified portfolio of operating businesses in the industrial, business services and infrastructure services sectors, many of which provide essential products and services to their customers. Certain of these businesses have been impacted by the COVID-19 pandemic as described throughout this MD&A.
The partnership’s overall financial position remains strong, and the partnership expects available liquidity and capital resources to be sufficient to finance its operations and working capital requirements for the foreseeable future. Due to the speed with which the situation is developing and the uncertainty of its magnitude, outcome and duration, the longer term impact of the COVID-19 pandemic on the partnership, its operating businesses and on our operation of financial results, if any, is difficult to predict.
Risks and Uncertainties
The risks and uncertainties previously disclosed in our most recent Annual Report on Form 20-F addressed the risk that a pandemic, such as COVID-19, may disrupt the partnership’s business or adversely affect our financial condition or results of operations. Given the rapid global spread of COVID-19, we are updating the “Risk Factors” from our most recent Annual Report on Form 20-F to include the following:

Risks Associated with the COVID-19 Pandemic
The rapid spread of SARS-CoV2, the novel coronavirus identified as the cause of the coronavirus disease 2019 known as COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We may experience direct or indirect impacts from the pandemic, including, but not limited to, supply chain delays, the government mandated closure of certain of our businesses or otherwise the inability for certain of our businesses to operate and the reduced demand for products and services offered by certain of our businesses, all of which would be expected to result in lower revenues for the partnership and negatively affect financial performance. We also have some risk that our contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the partnership or for how long any disruptions are likely to continue. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•
The risk of a material reduction in demand for the products and services of our portfolio companies due to job losses and associated financial hardship, or changes in consumer behavior, which may lead to a decline in revenue;

•	Issues delivering certain products and services, due to supply chain disruptions and the impact of business closures, travel restrictions and other steps taken in response to COVID-19;

•	Increased challenges collecting revenue or other accounts receivable;

•	Potential challenges entering into, or consummating, proposed acquisitions on anticipated timelines, or at all; and

•	Potential challenges accessing credit and capital markets.
The nature and extent of such impacts will depend upon future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the three months ended March 31, 2020 and 2019
The table below summarizes our results of operations for the three months ended March 31, 2020 and 2019. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	2020	2019
Revenues	$10,146	$9,201
Direct operating costs	(8,901)	(8,193)
General and administrative expenses	(244)	(178)
Depreciation and amortization expense	(538)	(311)
Interest income (expense), net	(364)	(184)
Equity accounted income (loss), net	(9)	7
Impairment expense, net	(113)	—
Gain (loss) on acquisitions/dispositions, net	183	(2)
Other income (expense), net	(217)	(90)
Income (loss) before income tax	(57)	250
Current income tax (expense) recovery	(75)	(30)
Deferred income tax (expense) recovery	98	(19)
Net income (loss)	$(34)	$201
Attributable to:
Limited partners	$(67)	$32
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	(59)	30
Special Limited Partners	—	—
Interest of others	92	139
Net income (loss)	$(34)	$201
Basic and diluted earnings per limited partner unit (1)	$(0.84)	$0.48
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2020 was 150.6 million, and for the three months ended March 31, 2019 was 129.2 million.

For the three months ended March 31, 2020, we reported a net loss of $34 million, with $126 million of the net loss attributable to unitholders. For the three months ended March 31, 2019, we reported net income of $201 million, with $62 million of net income attributable to unitholders. The decrease was primarily attributable to the impairment expense recognized at Altera in the period, unrealized losses on derivative instruments used to reduce exposure to interest rate variability on Altera’s outstanding debt, unrealized losses on the investment portfolio and derivatives at Genworth and provisions recorded at our construction services business.
Revenue
For the three months ended March 31, 2020, revenue increased by $945 million to $10,146 million, compared to $9,201 million during the three months ended March 31, 2019. The increase in revenues was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019 and Genworth in the fourth quarter of 2019. The increase in revenue was partially offset by lower revenues at GrafTech and Greenergy due to lower volumes and lower prices, respectively, combined with the dispositions of our facilities management business (“BGIS”) and our executive relocation business (“BGRS”) in the second quarter of 2019. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.

Direct operating costs
For the three months ended March 31, 2020, direct operating costs increased by $708 million to $8,901 million from $8,193 million in the same period of the prior year. The increase in direct operating costs was primarily related to the acquisitions of Clarios and Healthscope in the second quarter of 2019 and Genworth in the fourth quarter of 2019. The increase in direct operating costs was partially offset by lower direct operating costs at GrafTech and Greenergy, combined with the dispositions of BGIS and BGRS in the second quarter of 2019. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
For the three months ended March 31, 2020, general and administrative, or G&A, expenses increased by $66 million to $244 million from $178 million in the same period in the prior year. G&A expenses increased primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019.
Depreciation and amortization expense
Depreciation and amortization (“D&A”) expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment (“PP&E”), as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Altera. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at our automotive batteries manufacturer, our graphite electrode manufacturing operations, our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, as the basis for defining and calculating proved and probable reserves for purposes of the D&A expense calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal or depreciable assets.
For the three months ended March 31, 2020, D&A expense increased by $227 million compared to the same period ended March 31, 2019. The increase in D&A expense was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019.
Interest income (expense), net
For the three months ended March 31, 2020, net interest expense increased by $180 million when compared to the three months ended March 31, 2019. The increase was primarily due to higher borrowings related to the acquisitions of Clarios and Healthscope in the second quarter of 2019.
Equity accounted income (loss), net
Equity accounted income (loss), net primarily comprised our investment in BrandSafway and our entertainment business and equity accounted investments within the Clarios, Altera and Westinghouse business operations. The net $9 million equity accounted loss for the three months ended March 31, 2020 was primarily related to a loss at BrandSafway, partially offset by income generated by equity accounted investments at Clarios.
Impairment expense, net
For the three months ended March 31, 2020, we recorded a net impairment loss of $113 million which was primarily related to PP&E at Altera. During the period, consistent with the partnership’s accounting policies, impairment indicators were identified as a result of changes in forecasted vessel cash flows due to changes in underlying assumptions such as the impact of contract modifications, changes in lay-up cost estimates, expected values on the sale of vessels, revenue forecasts and vessel re-contracting. An impairment analysis was performed, based on which, we recorded an impairment loss on vessel assets in our infrastructure services segment.
Gains on acquisitions/dispositions, net
For the three months ended March 31, 2020, we recorded a net gain of $183 million, which primarily comprised the net gain recognized on the sale of our cold storage logistics business during the quarter. For the three months ended March 31, 2019, we recorded a net loss of $2 million, which was primarily related to the sale of business units in our infrastructure support products manufacturing operations.

Other income (expenses), net
For the three months ended March 31, 2020, other expenses of $217 million primarily comprised unrealized losses on financial instruments used to reduce exposure to interest rate variability on Altera’s floating-rate debt, unrealized losses on the investment portfolio and derivatives at Genworth, combined with provisions recorded at our construction services business. For the three months ended March 31, 2019, other expenses of $90 million primarily comprised unrealized mark-to-market losses on derivative positions at Altera, transaction costs associated with the sale of BGIS and restructuring costs at Westinghouse.
Income tax expense
For the three months ended March 31, 2020, current income tax expense and deferred income tax recovery were $75 million and $98 million, respectively, compared to a $30 million current income tax expense and a $19 million deferred income tax expense for the same period in 2019. Current taxes increased primarily due to the acquisitions of Clarios and Genworth and deferred taxes decreased primarily due to losses incurred within our construction services business and Clarios, for which a tax benefit has been recognized.
Our effective tax rate for the three months ended March 31, 2020 was 40%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate is partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in the global tax rates gave rise to a 30% increase in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country and business. In addition, a portion of the losses incurred within our industrials and infrastructure operations segments have not been recognized which gave rise to a 51% decrease in our effective tax rate. Our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities, while our consolidated tax provision includes only our proportionate share of the tax provision of these entities which gave rise to a 33% increase in our effective tax rate.

Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS, except per unit amounts)	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Three months ended
Revenues	$10,146	$11,320	$11,794	$10,717	$9,201	$10,209	$9,990	$8,775
Direct operating costs	(8,901)	(9,969)	(10,389)	(9,776)	(8,193)	(9,205)	(9,080)	(8,200)
General and administrative expenses	(244)	(228)	(215)	(211)	(178)	(209)	(174)	(142)
Depreciation and amortization expense	(538)	(518)	(534)	(441)	(311)	(286)	(251)	(105)
Interest income (expense), net	(364)	(388)	(389)	(313)	(184)	(181)	(148)	(83)
Equity accounted income (loss), net	(9)	52	32	23	7	9	(9)	(7)
Impairment expense, net	(113)	(285)	—	(324)	—	(38)	(180)	—
Gain (loss) on acquisitions/dispositions, net	183	190	16	522	(2)	147	247	90
Other income (expense), net	(217)	(46)	(83)	(181)	(90)	(73)	(42)	(7)
Income (loss) before income tax	(57)	128	232	16	250	373	353	321
Current income tax (expense)/recovery	(75)	(93)	(108)	(93)	(30)	(63)	(43)	(52)
Deferred income tax (expense)/recovery	98	52	58	41	(19)	84	(25)	39
Net income (loss)	$(34)	$87	$182	$(36)	$201	$394	$285	$308
Attributable to:
Limited partners	$(67)	$(57)	$13	$55	$32	$70	$(1)	$40
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(59)	(48)	11	52	30	66	—	38
Special Limited Partners	—	—	—	—	—	—	94	41
Interest of others	92	192	158	(143)	139	258	192	189
Net income (loss)	$(34)	$87	$182	$(36)	$201	$394	$285	$308
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$(0.84)	$(0.70)	$0.16	$0.82	$0.48	$1.04	$—	$0.60
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2020 was 150.6 million, and for the three months ended March 31, 2019 was 129.2 million.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended June 30, 2018, and September 30, 2018.

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Seasonality affects our industrials segment primarily through Clarios, as the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our contract drilling and well-servicing operations, as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, Westinghouse’s core operating plants services business generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. BrandSafway is impacted by seasonality in the industries it services, for example most refineries tend to close down for turnarounds during the spring and fall; in addition cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. Some of our business services operations will typically have stronger performance in the second and third quarters. Genworth is exposed to seasonality when insurance premiums are written and general seasonality in the housing market activity. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$2,049	$1,986
Financial assets	5,588	6,243
Accounts receivable, net	5,042	5,631
Inventory and other assets	5,279	5,282
Property, plant and equipment	13,429	13,892
Deferred income tax assets	757	667
Intangible assets	10,840	11,559
Equity accounted investments	1,635	1,273
Goodwill	4,800	5,218
Total assets	$49,419	$51,751
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$15,652	$16,496
Corporate borrowings	283	—
Non-recourse borrowings in subsidiaries in Brookfield Business Partners	22,780	22,399
Deferred income tax liabilities	1,650	1,803
Total liabilities	$40,365	$40,698
Equity
Limited partners	$1,718	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,343	1,676
Interest of others	5,993	7,261
Total equity	9,054	11,053
Total liabilities and equity	$49,419	$51,751
Financial assets
Financial assets comprise marketable securities, loans and notes receivable, derivative contracts and restricted cash. The balance decreased by $655 million from $6,243 million as at December 31, 2019 to $5,588 million as at March 31, 2020. The decrease was primarily due to foreign exchange movements and fair value changes on financial assets and derivatives at Genworth, fair value changes on derivatives at Altera, combined with the consolidation of Cardone this quarter, which was previously accounted for as a financial asset. The decrease was partially offset by the acquisition of public securities during the quarter.
The following table presents financial assets by segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2020	$4,853	$307	$428	$—	$5,588
December 31, 2019	$5,407	$338	$324	$174	$6,243

Accounts receivable
Accounts receivable decreased by $589 million from $5,631 million as at December 31, 2019 to $5,042 million as at March 31, 2020. The decrease was primarily due to lower trade receivables at Clarios and Greenergy due to lower sales volumes and prices, respectively, combined with the impact of foreign exchange movements at BRK Ambiental and Greenergy. The decrease was partially offset by the consolidation of accounts receivable at Cardone in the quarter.
Inventory and other assets
Inventory and other assets decreased by $3 million from $5,282 million as at December 31, 2019 to $5,279 million as at March 31, 2020. The decrease was primarily due to lower inventory values at Greenergy as a result of lower closing commodity prices and due to the sale of stock that was built up at the end of the year to facilitate planned maintenance, which was partially offset by the consolidation of Cardone this quarter. Other assets increased due to a receivable resulting from purchase price adjustments at Clarios, partially offset by the sale of our cold storage logistics business at the beginning of the year, which we classified as held for sale within other assets in the prior period.
Property, plant & equipment and intangible assets
The PP&E balance of $13,429 million as at March 31, 2020, decreased by $463 million when compared to $13,892 million as at December 31, 2019. The decrease was primarily due to foreign exchange movements at Healthscope and Ouro Verde. As at March 31, 2020, the PP&E balance included $1,235 million of right-of-use (“ROU”) assets.
Intangible assets decreased by $719 million, from $11,559 million as at December 31, 2019 to $10,840 million as at March 31, 2020. The decrease was primarily due to the foreign exchange impact on intangible assets at BRK Ambiental and within Clarios.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at Greenergy, maintenance and improvements on hospital facilities and new hospital equipment at Healthscope and maintenance and expansion of the vehicle fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at Westinghouse and vessel dry-docking costs and additions at Altera. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at Clarios, GrafTech and our aggregates mining operation. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three months ended March 31, 2020 were $171 million and $296 million, respectively. Maintenance and growth capital expenditures in our business services segment were $30 million and $49 million, respectively, $46 million and $206 million, respectively, in our infrastructure services segment and $95 million and $41 million, respectively, in our industrials segment for the three months ended March 31, 2020.
Equity accounted investments
Equity accounted investments increased by $362 million from $1,273 million as at December 31, 2019 to $1,635 million as at March 31, 2020 primarily due to the acquisition of BrandSafway in the quarter.
Goodwill
Goodwill decreased by $418 million from $5,218 million as at December 31, 2019 to $4,800 million as at March 31, 2020. The decrease was primarily due to foreign exchange movements at Healthscope, combined with updates to purchase price adjustments at Clarios.
Accounts payable and other
Accounts payable and other decreased by $844 million from $16,496 million as at December 31, 2019 to $15,652 million as at March 31, 2020. The decrease was primarily due to a decrease in product costs payable as a result of lower pricing at Greenergy, combined with foreign exchange movements at BRK Ambiental, Greenergy, Healthscope and Genworth. The decrease was partially offset by the consolidation of Cardone in the quarter. As at March 31, 2020, the accounts payable and other balance included $1,298 million of lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.

Equity attributable to unitholders
As at March 31, 2020, our capital structure comprised two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
Holding LP’s capital structure comprises three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, “Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F.
During the first quarter of 2020, the volume weighted average price per unit was $34.89, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
During the third quarter of 2019, we renewed the NCIB for our limited partnership units (the “units”). Under the NCIB, the partnership is authorized to repurchase annually up to 5% of its issued and outstanding units, or 4,050,188 units, including up to 18,026 units on the TSX during any trading day. Brookfield Business Partners can make one block purchase per week which exceeds this daily purchase restriction, subject to the annual aggregate limit. Repurchases were authorized to commence on August 15, 2019 and will terminate on August 14, 2020. During the three month period ended March 31, 2020 a total of 382,920 units were repurchased.
As at March 31, 2020 and December 31, 2019, the total number of partnership units outstanding are as follows:

UNITS	March 31, 2020	December 31, 2019
GP Units	4	4
LP Units	80,507,735	80,890,655
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4

Foreign exchange movements on our non-USD functional currency subsidiaries resulted in a loss on foreign currency translation of $1,080 million which is recorded in other comprehensive income (loss). This was primarily driven by BRK Ambiental, Genworth, and Healthscope, which have functional currencies of Brazilian Real, Canadian Dollar, and Australian Dollar, respectively.
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. Our operations are organized into four operating segments which are regularly reviewed by our CODM. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO, and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, and realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

The following table presents Company EBITDA and Company FFO for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Revenues	$10,146	$9,201
Direct operating costs	(8,901)	(8,193)
General and administrative expenses	(244)	(178)
Equity accounted Company EBITDA	72	33
Company EBITDA attributable to others (1)	(779)	(597)
Company EBITDA (2)	$294	$266
Gain (loss) on acquisitions / dispositions, net	183	(2)
Other income (expense), net	—	(2)
Interest income (expense), net	(364)	(184)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(14)	(5)
Current income taxes	(75)	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	170	162
Company FFO (2)	$194	$205
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

For the three months ended March 31, 2020, we reported Company EBITDA of $294 million, representing an increase of $28 million relative to the three months ended March 31, 2019. The increase in Company EBITDA was due to increased contributions to Company EBITDA from our industrials and infrastructure services segments, primarily due to the acquisition of Clarios in the second quarter of 2019 and an increase in our ownership interest of Altera, respectively. The increase was partially offset by a lower contribution from our business services segment as a result of losses at our construction services business, partially offset by the contribution from the acquisition of Genworth in the fourth quarter of 2019.
For the three months ended March 31, 2020, we reported Company FFO of $194 million, representing a decrease of $11 million relative to the three months ended March 31, 2019. The decrease was primarily due to higher interest and tax expense from the acquisitions of Clarios and Genworth, as well as the consolidation of Cardone, which was partially offset by the factors contributing to the increase in Company EBITDA, as well as the after-tax net gain of $42 million recognized on the disposition of our cold storage logistics business during the quarter.

Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Revenues	$6,529	$6,935
Direct operating costs	(6,258)	(6,778)
General and administrative expenses	(91)	(67)
Equity accounted Company EBITDA	11	8
Company EBITDA attributable to others (1)	(172)	(53)
Company EBITDA (2)	$19	$45
Gain (loss) on acquisitions / dispositions, net	186	—
Other income (expense), net	6	—
Interest income (expense), net	(58)	(20)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(2)	(1)
Current income taxes	(19)	(10)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	(90)	18
Company FFO (2)	$42	$32
The following table presents equity attributable to the unitholders for our business services segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Total assets	$16,123	$18,132
Total liabilities	11,353	12,646
Interests of others in operating subsidiaries (1)	2,991	3,325
Equity attributable to unitholders	1,779	2,161
Total equity	$4,770	$5,486
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2020 and 2019
Revenue from our business services segment for the three months ended March 31, 2020 was $6,529 million, representing a decrease of $406 million compared to revenues in the same period in 2019 of $6,935 million. Direct operating costs decreased by $520 million, to $6,258 million for the three months ended March 31, 2020, from $6,778 million in the same period in 2019. The decrease in revenues and direct costs were primarily due to the dispositions of BGIS and BGRS in the second quarter of 2019 and lower sales prices at Greenergy. In addition, revenues were lower at our construction services business primarily due to reduced levels of project activity, primarily in the U.K. as a result of government mandated guidelines in response to the COVID-19 pandemic. The decrease was partially offset by contributions from Genworth, Healthscope and Ouro Verde, which we acquired subsequent to the first quarter of 2019. For the three months ended March 31, 2020, the duty element included in revenues and direct operating costs was approximately $2,321 million.

Company EBITDA for the three months ended March 31, 2020 was $19 million, representing a decrease of $26 million when compared to the three months ended March 31, 2019. The decrease in Company EBITDA was primarily due to reduced levels of productivity and increased costs at our construction services business, which was partially offset by the contributions from Genworth, Healthscope, and Ouro Verde, which we acquired subsequent to the first quarter of 2019.
Company FFO in our business services segment was $42 million for the three months ended March 31, 2020, representing an increase of $10 million compared to March 31, 2019. The increase was primarily due to the net gain of $42 million, after taxes, recognized on the disposition of our cold storage logistics business during the quarter, which was partially offset by the factors described above contributing to the decrease in Company EBITDA
Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Revenues	$1,170	$1,289
Direct operating costs	(808)	(892)
General and administrative expenses	(38)	(34)
Equity accounted Company EBITDA	35	21
Company EBITDA attributable to others (1)	(203)	(249)
Company EBITDA (2)	$156	$135
Other income (expense), net	(6)	(4)
Interest income (expense), net	(89)	(101)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(8)	(3)
Current income taxes	(2)	9
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	53	66
Company FFO (2)	$104	$102
The following table presents equity attributable to unitholders for our infrastructure services segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Total assets	$10,897	$10,619
Total liabilities	9,610	9,316
Interests of others in operating subsidiaries (1)	563	833
Equity attributable to unitholders	724	470
Total equity	$1,287	$1,303
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2020 and 2019
For the three months ended March 31, 2020, revenue and direct operating costs for our infrastructure services segment were $1,170 million and $808 million, respectively, representing decreases of $119 million and $84 million, respectively. The decreases were primarily due to lower volume of engineering works at Westinghouse.

Company EBITDA for the three months ended March 31, 2020 was $156 million, representing an increase of $21 million when compared to the three months ended March 31, 2019. The increase was primarily due to higher contributions from Altera. Altera contributed $63 million to Company EBITDA, which represented an increase of approximately $20 million from the prior period due to the increase in our ownership from 25% to 43%. BrandSafway, which was acquired in the quarter, contributed $11 million to Company EBITDA for the two months of ownership during the quarter as results were negatively impacted by reduced activity at customer facilities later in the quarter. The increase was partially offset by Westinghouse, which contributed $82 million to Company EBITDA in the quarter compared to $92 million in the first quarter of 2019. The business executed on all fuel reloads as planned during the quarter and continues to progress on new plant projects that the business is supporting. The decrease in Westinghouse’s contribution to Company EBITDA was primarily due to lower fuel shipments in Europe, the Middle East and Africa (“EMEA”), which was a large outage and fuel shipment period for the business. Additionally, the results reflected an expected lower contribution from engineering works for new plant projects in the quarter, partially offset by the positive impact of ongoing business improvement initiatives.
Company FFO for the three months ended March 31, 2020 was $104 million, representing an increase of $2 million when compared to the three months ended March 31, 2019. The increase in FFO was primarily due to the same factors mentioned above, partially offset by higher equity accounted current taxes and interest due to the acquisition of BrandSafway and higher current tax and interest expense due to the increase in our ownership interest in Altera.
Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Revenues	$2,447	$977
Direct operating costs	(1,833)	(521)
General and administrative expenses	(91)	(58)
Equity accounted Company EBITDA	26	4
Company EBITDA attributable to others (1)	(404)	(295)
Company EBITDA (2)	$145	$107
Gain (loss) on acquisitions / dispositions, net	(3)	(2)
Other income (expense), net	—	2
Interest income (expense), net	(223)	(69)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(4)	(1)
Current income taxes	(65)	(34)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	207	78
Company FFO (2)	$57	$81

The following table presents equity attributable to unitholders for our industrials segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Total assets	$22,333	$22,742
Total liabilities	19,113	18,692
Interests of others in operating subsidiaries (1)	2,439	3,103
Equity attributable to unitholders	781	947
Total equity	$3,220	$4,050
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2020 and 2019
Revenue from our industrials segment for the three months ended March 31, 2020 was $2,447 million, representing an increase of $1,470 million compared to $977 million in the same period in 2019. Direct operating costs increased by $1,312 million, to $1,833 million for the three months ended March 31, 2020, from $521 million in the same period in 2019. The increase in revenues and direct operating costs was primarily due to the acquisition of Clarios in the second quarter of 2019.
Company EBITDA in our industrials segment increased by $38 million for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was primarily due to the acquisition of Clarios in the second quarter of 2019, which was partially offset by lower sales volumes at GrafTech and the consolidation of Cardone during the quarter, as the operational turnaround plan at the business was impacted by reduced demand as a result of the COVID-19 pandemic. Clarios contributed $89 million to Company EBITDA. Sales volumes during the quarter were impacted by mild winter weather in the U.S. and Europe, and lower OEM production levels and lower aftermarket demand due to the COVID-19 pandemic, particularly during the last few weeks of the quarter.
Company FFO in our industrials segment was $57 million for the three months ended March 31, 2020, compared to $81 million for the three months ended March 31, 2019. Company FFO for the three months ended March 31, 2020 decreased primarily due to higher interest and current tax expenses due to the acquisition of Clarios in the second quarter of 2019 and the consolidation of Cardone during the quarter, which was partially offset by the factors described above contributing to an increase in Company EBITDA.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Revenues	$—	$—
Direct operating costs	(2)	(2)
General and administrative expenses	(24)	(19)
Company EBITDA (1)	$(26)	$(21)
Interest income (expense), net	6	6
Current income taxes	11	5
Company FFO (1)	$(9)	$(10)

The following table presents equity attributable to unitholders for our corporate and other segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Total assets	$66	$258
Total liabilities	289	44
Equity attributable to unitholders	(223)	214
Total equity	$(223)	$214
____________________________________

(1)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third-party debt with recourse, net of cash held by corporate entities. The management fees for the three months ended March 31, 2020 and March 31, 2019 were $16 million and $12 million, respectively. General and administrative costs relate to corporate expenses, including audit and director fees.
Company FFO in our corporate and other segment included a net current income tax recovery of $11 million, primarily generated on the corporate expenses and management fees, which partially reduced the corporate tax expense that was recognized in the operating segments.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2020, the amount of the deposit was $nil and was included in cash and cash equivalents.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•
Company FFO does not include non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.

Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, current income taxes and interest income (expense) related to equity accounted investments, and other expenses. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains (losses), interest income (expense), and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Revenues	$10,146	$9,201
Direct operating costs	(8,901)	(8,193)
General and administrative expenses	(244)	(178)
Equity accounted investment Company EBITDA (1)	72	33
Company EBITDA attributable to others (2)	(779)	(597)
Company EBITDA	$294	$266
Realized disposition gain (loss), net	183	(2)
Other income (expense), net (3)	—	(2)
Interest income (expense), net	(364)	(184)
Equity accounted current taxes and interest (1)	(14)	(5)
Current income taxes	(75)	(30)
Company FFO attributable to others (2)	170	162
Company FFO	$194	$205
Depreciation and amortization	(538)	(311)
Impairment expense, net	(113)	—
Other income (expenses), net (3)	(217)	(88)
Deferred income taxes	98	(19)
Non-cash items attributable to equity accounted investments (1)	(67)	(21)
Non-cash items attributable to others (2)	517	296
Net income attributable to unitholders	$(126)	$62
____________________________________

(1)
The sum of these amounts equates to equity accounted loss of $9 million as per our IFRS statement of operating results for the three months ended March 31, 2020 and equity accounted income of $7 million for the three months ended March 31, 2019.

(2)
Total cash and non-cash items attributable to the interest of others equals net income of $92 million as per our IFRS statement of operating results for the three months ended March 31, 2020, and net income of $139 million for the three months ended March 31, 2019.

(3)
The sum of these amounts equates to other expenses, net of $217 million as per our IFRS statement of operating results for the three months ended March 31, 2020, and other expenses, net of $90 million for the three months ended March 31, 2019.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Limited partners	$1,718	$2,116
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,343	1,676
Equity attributable to unitholders	$3,061	$3,792
The following table presents equity attributable to unitholders by segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2020	$1,779	$724	$781	$(223)	$3,061
December 31, 2019	$2,161	$470	$947	$214	$3,792

Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and our overall liquidity profile is strong, positioning us and our businesses to handle the current economic environment.
Our principal liquidity needs include debt service payments, funding recurring expenses, required capital expenditures, committed acquisitions and other acquisition opportunities as they arise. Given the current economic environment, we have been focused on protecting liquidity across our portfolio, and to that end have implemented strategies to optimize working capital, reduce operating expenses, defer discretionary capital expenditures and consolidate fragmented supply chains. While defensively positioning all our companies, we continue to selectively pursue acquisitions to strengthen our market position through Brookfield-led consortium arrangements with institutional investors or strategic partners. Brookfield has an established track record of leading such consortiums and actively managing underlying assets to improve performance. The “Developments in our Business” section of this MD&A details recent acquisitions completed by the partnership.
In January 2020, the partnership together with institutional investors, acquired a 49% interest in BrandSafway for approximately $1.3 billion. We funded our share of the transaction of approximately $445 million with existing liquidity, subject to further syndication to institutional investors.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. During the first quarter of 2020, we repurchased 382,920 units under our NCIB automatic repurchase plan.
The following table presents borrowings by segment as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2020	$2,596	$5,989	$14,195	$283	$23,063
December 31, 2019	$2,621	$5,860	$13,918	$—	$22,399
As at March 31, 2020, the partnership had outstanding debt of $23,063 million compared to $22,399 million as at December 31, 2019. The borrowings consist of the following:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Term loans and credit facilities	$16,851	$15,965
Project financing	446	559
Notes and debentures	5,766	5,875
Total Borrowings	$23,063	$22,399
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. On a consolidated basis, our operations had borrowings totaling $23,063 million as at March 31, 2020, compared to $22,399 million at December 31, 2019. The increase of $664 million was primarily attributable to the consolidation of Cardone during the quarter, increased borrowings at Genworth, combined with an increase in short term borrowings at Westinghouse. The increase was partially offset by foreign exchange movements at BRK Ambiental and Healthscope, as well as other regular debt repayments, amortization and revolver paydowns. In addition, we drew on our corporate bilateral facilities for $283 million to fund our activity.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 19 years. The weighted average maturity at March 31, 2020 was 5.5 years and the weighted average interest rate on debt outstanding was 5.1%. As at March 31, 2020, our maximum borrowing capacity at the corporate and operating subsidiary level was $27,780 million, of which $23,063 million was drawn.

The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Some of these borrowings are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants while most are not subject to financial maintenance covenants. Given the current economic environment, we have undertaken proactive measures to amend the terms of certain debt instruments and seek waivers from lenders where necessary. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio to monitor performance against such covenant requirements.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at March 31, 2020, the credit facility remains undrawn.
The partnership has bilateral credit facilities of $1,575 million backed by large global banks that continue to be highly supportive of our businesses throughout the current economic environment. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities are for general corporate purposes and require us to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. As at March 31, 2020, $283 million was drawn on the facilities.
The table below outlines the partnership’s consolidated net debt to capitalization as at March 31, 2020 and December 31, 2019:

(US$ MILLIONS)	March 31, 2020	December 31, 2019
Corporate borrowings	$283	$—
Non-recourse borrowings in subsidiaries of the partnership	22,780	22,399
Cash and cash equivalents	(2,049)	(1,986)
Net debt	21,014	20,413
Total equity	9,035	11,053
Total capital and net debt	$30,049	$31,466
Net debt to capitalization ratio	70%	65%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On May 5, 2020, the Board of Directors of the partnership’s general partner declared a dividend of $0.0625 per unit payable on June 30, 2020 to unitholders of record as at the close of business on May 29, 2020.
During the first quarter of 2020, the volume weighted average price per unit was $34.89, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at March 31, 2020, we had cash and cash equivalents of $2,049 million, compared to $1,986 million as at December 31, 2019. The net cash flows for the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2020	2019
Cash flows provided by (used in) operating activities	$576	$154
Cash flows provided by (used in) investing activities	(485)	(151)
Cash flows provided by (used in) financing activities	128	(367)
Effect of foreign exchange rates on cash	(156)	(1)
Net change in cash classified within assets held for sale	—	(44)
Total	$63	$(409)
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the three months ended March 31, 2020 was $576 million compared to $154 million provided by operating activities for the three months ended March 31, 2019. The cash provided by operating activities during the three months ended March 31, 2020 was primarily attributable to the cash generated at Greenergy, GrafTech, and Altera.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $485 million for the three months ended March 31, 2020, compared to $151 million used in the three months ended March 31, 2019. Our investing activities were primarily related to the acquisition of BrandSafway and public securities, as well as the acquisition of property, plant, and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by cash proceeds received on the disposition of our cold storage logistics business during the three months ended March 31, 2020.
Cash flow provided by (used by) financing activities
Total cash flow provided by financing activities was $128 million for the three months ended March 31, 2020, compared to $367 million cash flow used in financing activities for the three months ended March 31, 2019. During the three months ended March 31, 2020, proceeds from borrowings, net of repayments were $809 million, which primarily consisted of increased borrowings at Genworth, an increase in short term borrowings at Westinghouse and a draw on our corporate bilateral facilities, which was partially offset by regular debt repayments. Distributions to others who have interests in operating subsidiaries, net of capital provided, was $411 million, which was primarily attributable to the distribution of proceeds from the sale our cold storage logistic business, the distribution of dividend income received from Westinghouse, as well as the distribution of special dividends at Genworth. This was partially offset by the capital contribution to fund the merger of Greenergy and our fuel marketing business during the three months ended March 31, 2020.
Off-Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2020, the total outstanding amount was approximately $1.9 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction services business and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to projects in the Middle East region that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund as, as appropriate, for the receipt of payments relating to such projects.

From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments — foreign currency hedging strategy
To the extent that it is economical to do so, the partnership’s strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnership’s foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interest of others in operating subsidiaries, as at March 31, 2020:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$(1,174)	$1,040	$796	$350	$895	$327	$827
FX Contracts — US$	49	(49)	—	—	—	—	—
As at March 31, 2020, approximately 1% of our foreign currency net equity exposure was hedged. During the three months ended March 31, 2020, the U.S. Dollar strengthened against most major foreign currencies, resulting in significant gains on our foreign exchange hedge positions. We therefore closed out the majority of these hedge positions and are actively monitoring markets for opportunities to add hedges back to our portfolio.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2020:

	Payments as at March 31, 2020
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$23,350	$1,206	$694	$6,061	$15,389
Lease liabilities	1,543	227	163	426	727
Interest expense	5,024	941	914	2,360	809
Decommissioning liabilities	1,525	10	2	42	1,471
Pension obligations	1,287	113	119	369	686
Obligations under agreements	741	459	123	59	100
Total	$33,470	$2,956	$2,015	$9,317	$19,182
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 18 of the unaudited interim condensed consolidated financial statements.
Subsequent Events
Subsequent to March 31, 2020, the partnership was party to the events as described in Note 27 of the unaudited interim condensed consolidated financial statements.

Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Due to the circumstances surrounding the COVID-19 pandemic, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of March 31, 2020. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at March 31, 2020. The partnership will continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.
Recently adopted accounting standards
(i)     Definition of material
In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
Controls and Procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended March 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and effectiveness.

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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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